

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2020

Timothy G. Dixon
Chief Executive Officer
Therapeutic Solutions International, Inc.
4093 Oceanside Blvd, Suite B
Oceanside, California 92056

> **Re: Therapeutic Solutions International, Inc.**
> **Post-Effective Amendment No. 1**
> **Filed October 7, 2020**
> **File No. 333-236338**

Dear Mr. Dixon:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Post-Effective Amendment No. 1

General

1. According to the Explanatory Note, the post-effective amendment is being filed to reflect a change in the actual price per unit, which would appear to require revisions to the prospectus to reflect the increased price. Please include a complete prospectus that includes all of the disclosure items required by Part I. Please refer to Securities Act Rule 472(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Hugh D. Kelso III, Esq.